ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Lisa Henry T +1 617 951 7780 lisa.henry@ropesgray.com

October 3, 2025

VIA EDGAR

Ms. Eileen Smiley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG ETF Trust (Registration Nos. 033-43089 and 811-06431)

Dear Ms. Smiley:

On September 10, 2025, AMG ETF Trust (the “Trust”) filed an initial letter (the “Initial Letter”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding Post-Effective Amendment No. 86 (the “485(a) Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on June 24, 2025, relating to AMG GW&K Muni Income ETF (the “Fund”). This letter provides the Trust’s responses to a follow-up comment provided by the Staff on September 19, 2025. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

1. Comment: The Staff requests that the Trust acknowledge in EDGAR correspondence that the Staff disagrees with the analysis of Rule 6c-11 that was included in response to comment #6 in the Initial Letter.

Response: The Trust acknowledges that the Staff disagrees with the analysis of Rule 6c-11 that was included in the response to comment #6 in the Initial Letter.

Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc :	John Wheeler, Esq.

Allie Maccarone, Esq.

Gregory C. Davis, Esq.

Jeremy Smith, Esq.